RECD S.E.C.
JUN 1 3 2002
1086

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02038248

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

HFC REVOLVING CORPORATION
(Exact Name of Registrant as Specified in Charter)

0000923147
(Registrant CIK Number)

Form 8-K for June 11, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

0-30465
~~[illegible]~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
JUN 1 4 2002
THOMSON
FINANCIAL

Received Jun 12 05:19PM (00:48) on Sidley & A line [6] for 'OPERATOR-N' WORKSRV3 printed OPE3D0782F4220F on Jun 12 05:35PM 2002 * P
JUN 12 '02 16:22 FR HOUSEHOLD CORP LAW 847 564 6366 TO 912129062021 P.02/03

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Prospect Heights, State of Illinois, on June 12, 2002.

HFC REVOLVING CORPORATION

By: ______________________
Name: Steven H. Smith
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY CREDIT SUISSE FIRST BOSTON CORPORATION

for

HFC REVOLVING CORPORATION
HFC Revolving Corporation,
Closed-End Home Equity Loan Asset Backed Notes, Series 2002-2

SUBJECT TO REVISION
COMPUTATIONAL MATERIALS DATED JUNE 11, 2002

$1,290,504,000 (Approximate)

HOUSEHOLD

HOUSEHOLD HOME EQUITY LOAN TRUST 2002-2

CLOSED-END HOME EQUITY LOAN ASSET-BACKED NOTES, SERIES 2002-2

JUNE 11, 2002

LEAD MANAGERS

Banc One Capital Markets, Inc. **Credit Suisse First Boston**

CO MANAGERS

JPMorgan

Morgan Stanley

Salomon Smith Barney

Disclaimer

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only.

These Computational Materials are furnished to you solely by the Underwriters and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither the Underwriters, the issuer of the securities nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is probable that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and structure of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitations or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. The information contained in these Computational Materials will be superseded by the description of the home equity loans and the other information contained in the final prospectus supplement and prospectus relating to the securities discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting any of the Underwriter's Trading Desks. Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Structural Summary

Class	Description	Expected Ratings (Moody's/S&P/Fitch)	Principal Amount	Avg Life to Call/Mty(1)(2)	Modified Duration to Call/Mty(1)(2)	Payment Window to Call/Mty(1)(2)	Interest Day Count	Coupon(3)
A	PT-FLT	Aaa/AAA/AAA	$1,290,504,000	2.40 / 2.60	2.271 / 2.448	1 - 68 / 1 - 107	Actual/360	LIBOR +[ ]

(1) Notes are priced to a 15% optional clean-up call. If the Optional Termination is not exercised, an auction process will begin three months later. As long as the auction process continues, all payments that would normally go to the ownership interest in the Trust will be used to pay down the Offered Notes and to make payments to the Insurer.
(2) Based on the pricing prepayment speed. See details below.
(3) Subject to the available funds cap.

Summary of Terms

Issuer or Trust:	Household Home Equity Loan Trust 2002-2
Sellers:	Wholly owned subsidiaries of Household Finance Corporation
Depositor:	HFC Revolving Corporation
Master Servicer:	Household Finance Corporation ("Household")
Indenture Trustee:	Bank One, National Association
Owner Trustee:	The Bank of New York
Co-Lead Managers:	Banc One Capital Markets, Inc. and Credit Suisse First Boston
Co-Managers:	JPMorgan, Morgan Stanley and Salomon Smith Barney
Insurer:	MBIA Insurance Corporation
Rating Agencies	Standard & Poor's, Moody's Investors Service and Fitch Inc.
Offered Notes:	Class A Notes
Expected Pricing Date:	June 14, 2002
Expected Closing Date:	On or about June 21, 2002 through DTC and, if applicable, Euroclear or Clearstream.
Cut-Off Date:	Close of business on June 2, 2002
Payment Date:	The 20th day of each month or, if such day is not a business day, the next succeeding business day, beginning on July 22, 2002.
Interest Day Count Basis:	Actual/360

Home Equity Loans: It is anticipated that there will be 13,293 closed-end, fixed or declining rate, fully amortizing home equity loans with an aggregate principal balance of approximately $1,303,539,676 as of the Cut-Off Date. The home equity loans are secured as of the Cut-Off Date by first or second liens on one-to-four family residential properties. All of the home equity loans are simple interest home equity loans, which require that each monthly payment consist of an installment of interest which is calculated according to the simple interest method on the basis of the outstanding principal balance of that home equity loan multiplied by the applicable monthly interest rate for the number of days in the period elapsed since the preceding payment of interest was made. Generally, as payments are received, the amount received is applied first to late charges, then to interest accrued on the date of payment, then, if permitted by law, to other fees and expenses, if any, then to monthly insurance premiums, if any, and the balance is applied to reduce the unpaid principal balance.

Collection Period: The calendar month preceding the month in which such Payment Date occurs, except that with respect to the initial Payment Date, the Collection Period is the period from June 3, 2002 to June 30, 2002

Accrual Period: The Accrual Period for the Offered Notes with respect to any Payment Date will be the period beginning with the previous Payment Date (or, in the case of the first Payment Date, the Closing Date) and ending on the day prior to such Payment Date (on an actual/360 day count basis).

Optional Termination/ Maturity: On the earlier of (i) the Payment Date on which the principal balance of the Offered Notes is less than 15% of initial principal balance of the Offered Notes; and (ii) the Payment Date in June 2012; the Master Servicer (in the case of the 15% call) will have the option to purchase the remaining home equity loans from the Trust, or the Indenture Trustee (in the case of the June 2012 Payment Date redemption) will begin, within three (3) months, an auction process for the sale of the remaining home equity loans. As long as the auction process continues, all payments that would normally go to the ownership interest in the Trust will be used to pay down the Offered Notes and to make payments to the insurer. To the extent that the Master Servicer does not exercise its optional termination right, the Indenture Trustee will begin an auction process to sell the remaining home equity loans in the Trust. Generally, at the time the home equity loans are sold, the outstanding principal balance of the Offered Notes will be paid in full with accrued interest and any Class A Supplemental Interest Amount. However, in certain limited circumstances (with the consent of 66 2/3% of the principal amount of the Offered Notes), the home equity loans remaining in the Trust after the Payment Date in June 2012 may be sold for less than the full principal amount of the Offered Notes and accrued interest on the Offered Notes.

Class A Note Rate: The Class A Notes will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus [ ] basis points per annum; and (ii) the Available Funds Cap.

Class A Supplemental Interest Amount: As of any Payment Date, the sum of (i) the excess, if any, of interest due on such Notes at the Class A Note Rate (without regard to the Available Funds Cap) over interest due on such Notes at a rate equal to the Available Funds Cap; (ii) any Class A Supplemental Interest Amount remaining unpaid from prior Payment Dates; and (iii) interest on the amount in clause (ii) at the related Class A Note Rate (without regard to the Available Funds Cap.) The note guaranty insurance policy does not cover the Class A Supplemental Interest Amount.

Form of Notes: Book entry form, same day funds (through DTC and, if applicable, Euroclear or Clearstream)

Prepayment Pricing Curve: 0% CPR in the first month, increasing to 25% CPR over 20 months, and remaining at 25% CPR thereafter on a seasoning adjusted basis.

Substitution Ability: Household will have the right to substitute up to 30% of the outstanding principal balance of the home equity loans as of the Cut-Off Date, subject to required eligibility criteria.

Servicing Fee: 50 basis points per annum (0.50%) on the outstanding principal balance of each home equity loan.

Advances: The Master Servicer will not make advances relating to delinquent payments of principal and interest with respect to any home equity loan included in the home equity pool.

Note Ratings: It is anticipated that the Offered Notes will be rated:

	MOODY'S	S&P	FITCH
Class A	Aaa	AAA	AAA

ERISA Eligibility: The Class A Notes are expected to be ERISA eligible.

Legal Investment: The Notes are not SMMEA eligible.

Tax Status: Subject to the considerations in the Prospectus, the Class A Notes will be debt for federal income tax purposes.

Credit Enhancement:

- Excess Cashflow: Because more interest is expected to be paid by the borrowers than is necessary to pay interest on the Offered Notes and other expenses of the Trust each month, there is expected to be excess interest which may be used to make additional payments of principal on the Offered Notes.

- Overcollateralization: Although the aggregate principal balance of the home equity loans as of the Cut-Off Date is $1,303,539,676 the trust is issuing only $1,290,504,000 aggregate principal amount of notes. The excess amount of the principal balance of the home equity loans represents overcollateralization, which may absorb some losses on the home equity loans, if such losses are not covered by excess interest. If the level of overcollateralization falls below the Targeted Overcollateralization Amount, the excess interest described above will also be paid to the notes as principal. These payments will reduce the principal balance of the notes faster than the principal balance of the home equity loans until the required level of overcollateralization is reached.

- MBIA Note Guaranty Insurance Policy: The Offered Notes will be unconditionally and irrevocably guaranteed as to the timely and specified distributions of interest and as to specified distributions of principal pursuant to the terms of a note guaranty insurance policy.

Stepdown Date: The later to occur of (x) the Payment Date in January 2005 and (y) the first Payment Date on which the aggregate pool balance of the home equity loans has been reduced to 50.00% of the aggregate pool balance of the home equity loans as of the Cut-Off date.

Initial Overcollateralization Amount: On the Closing Date, an amount equal to 1.00% of the aggregate pool balance of the home equity loans as of the Cut-Off date.

Targeted Overcollateralization Amount:

With respect to any Payment Date prior to the Stepdown Date, an amount equal to 10.00% of the aggregate pool balance of the home equity loans as of the Cut-Off Date. With respect to any Payment Date on and after the Stepdown Date, and assuming a trigger event is not in effect, the greatest of (A) 20.00% of the aggregate pool balance of the home equity loans as of the end of the related Collection Period, (B) 0.50% of the aggregate pool balance of the home equity loans as of the Cut-Off Date and (C) the sum of the outstanding principal balances of the three largest home equity loans.

After the Stepdown Date, if a trigger event is in effect, the Targeted Overcollateralization Amount will be equal to the Targeted Overcollateralization Amount for the immediately preceding Payment Date. Additionally, for any Payment Date on which cumulative realized losses exceed certain specified percentages during certain specified periods, the Targeted Overcollateralization Amount will equal 12.50% of the aggregate pool balance of the home equity loans as of the Cut-off-Date.

In the event that the Targeted Overcollateralization Amount is permitted to decrease or "step down" on a Payment Date in the future, a portion of the principal which would otherwise be distributed to the holders of the Class A Notes on that Payment Date will not be distributed to the holders of the Class A Notes on that Payment Date. This has the effect of decelerating the amortization of the Class A Notes relative to the amortization of the home equity loans, and of reducing the overcollateralization amount.

The Insurer may, in its sole discretion, and at the request of the Master Servicer, modify the Targeted Overcollateralization Amount for the purpose of reducing or eliminating, in whole or in part, its application.

Prospectus:

The Class A Notes are being offered pursuant to a prospectus supplemented by a prospectus supplement (together, the "Prospectus"). Complete information with respect to the Class A Notes and the collateral securing them is contained in the Prospectus. The information herein is qualified in its entirety by the information appearing in the Prospectus. To the extent that the information herein is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Class A Notes may not be consummated unless the purchaser has received the Prospectus.

PLEASE SEE "RISK FACTORS" IN THE PROSPECTUS FOR A DESCRIPTION OF INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE CLASS A NOTES.

Distribution of Principal and Interest

On each Payment Date, the Indenture Trustee, with respect to the Class A Notes, and the paying agent, with respect to the ownership interest in the Trust, shall distribute out of the collection account, to the extent of the Available Payment Amount (except that amounts paid under the MBIA Note Guaranty Insurance Policy shall only be available for distribution to Class A Noteholders), the following amounts and in the following order of priority:

- To the Insurer, the Premium Amount (to the extent not previ ously paid by the Master Servicer);
- to the holders of the Class A Notes, an amount equal to the Interest Payment Amount for the Class A Notes for such Payment Date;
- to the holders of the Class A Notes, the Class A Principal Payment Amount for such Payment Date until the Class A Note Principal Amount has been reduced to zero;
- to the holders of the Class A Notes, to the extent of the Available Payment Amount remaining, the Distributable Excess Cashflow for such Payment Date until the Class A Note Principal Amount has been reduced to zero;
- to the Insurer, any other Reimbursement Amounts due and owing to the Insurer under the insurance agreement;
- to the Class A Notes, the Class A Supplemental Interest Amount;
- to the Owner Trustee on behalf of the Trust, an amount sufficient to pay any judgment or settlement affecting the Trust; and
- to the holder of the ownership interest in the Trust in respect of the ownership interest in the Trust, the balance, subject to certain limitations.

Additional Definitions

Available Payment Amount:	The sum of (a) monthly principal and interest payments (minus the servicing fee) on the home equity loans from the prior collection period only; (b) insurance proceeds not considered part of principal collections; (c) any amounts required to be paid in connection with the termination of the Trust; and (d) any payments under the note guaranty insurance policy.
Available Funds Cap:	With respect to any Payment Date, a per annum rate equal to the weighted average of the net loan rates of each home equity loan, in each case outstanding as of the first day of the related collection period, multiplied by a fraction of which the numerator is 30 and the denominator is the number of days in the Accrual Period.
Class A Principal Payment Amount:	As to any Payment Date, (i) the principal collections for such Payment Date minus (ii) for Payment Dates occurring on or after the Stepdown Date and for which a trigger event is not in effect, the Overcollateralization Release Amount.
Distributable Excess Cashflow:	As to any Payment Date, the lesser of (i) the Excess Cashflow for such Payment Date and (ii) the Interim Overcollateralization Deficiency, if any, for such Payment Date.
Excess Cashflow:	With respect to any Payment Date, the positive excess, if any, of (i) the Available Payment Amount for such Payment Date over (ii) the amount required to be distributed pursuant to the first three positions of the distributions of interest and principal waterfall on the previous page.
Interest Carry Forward Amount:	Unpaid interest from prior periods plus accrued interest on such amount calculated for the related Accrual Period at the related Class A Note Rate in effect with respect to the Offered Notes.
Interest Payment Amount:	With respect to any Payment Date, the sum of (a) the interest accrued on the Class A Notes at the Class A Note Rate for the related Accrual Period, and (b) any Interest Carry Forward Amount for such Payment Date.
Interim Overcollateralization Amount:	The excess, if any, of (x) the aggregate pool balance of the home equity loans as of the last day of the preceding Collection Period, over (y) (i) the outstanding principal balance of the Class A Notes (before taking into account any distributions of principal on that Payment Date) less (ii) the principal collections for such Payment Date.
Interim Overcollateralization Deficiency:	The excess of the Targeted Overcollateralization Amount over the Interim Overcollateralization Amount.
Overcollateralization Release Amount:	As to any Payment Date, the amount (but not in excess of the principal collections for such Payment Date) equal to the excess, if any, of (i) the Interim Overcollateralization Amount over (ii) the Targeted Overcollateralization Amount.
Premium Amount:	The premium payable to the Insurer pursuant under the insurance agreement.

Reimbursement Amount:	The sum of (a) the aggregate unreimbursed amount of any payments made by the Insurer under the note guaranty insurance policy, together with interest on such amount from the date of payment by the Insurer until paid in full at a rate of interest equal to the Late Payment Rate (as defined in the Insurance Agreement), (b) all costs and expenses of the Insurer in connection with any action, proceeding or investigation affecting the Trust or the rights or obligations of the Insurer under the sale and servicing agreement or under the note guaranty insurance policy or the transaction documents, including (without limitation) any judgment or settlement entered into affecting the Insurer or the Insurer's interests, together with interest thereon at a rate equal to the Late Payment Rate and (c) any other amounts owed to the Insurer under the Insurance Agreement, together with interest thereon at a rate equal to the Late Payment Rate.

Percentage of Class A Note Outstanding To Maturity

PAYMENTDATE	PPC 0%	PPC 50%	PPC 75%	PPC 100%	PPC 125%	PPC 150%	PPC 200%
CLOSING	100	100	100	100	100	100	100
Jun-03	90	79	73	67	61	55	43
Jun-04	88	65	55	46	37	29	15
Jun-05	87	55	42	33	25	19	1
Jun-06	85	46	33	24	17	11	0
Jun-07	83	38	26	18	11	4	0
Jun-08	81	33	21	13	5	*	0
Jun-09	78	28	17	7	1	0	0
Jun-10	76	24	13	3	0	0	0
Jun-11	73	20	8	0	0	0	0
Jun-12	70	17	4	0	0	0	0
Jun-13	62	12	1	0	0	0	0
Jun-14	52	8	0	0	0	0	0
Jun-15	41	4	0	0	0	0	0
Jun-16	32	1	0	0	0	0	0
Jun-17	23	0	0	0	0	0	0
Jun-18	14	0	0	0	0	0	0
Jun-19	4	0	0	0	0	0	0
Jun-20	0	0	0	0	0	0	0
Jun-21	0	0	0	0	0	0	0
Jun-22	0	0	0	0	0	0	0
Jun-23	0	0	0	0	0	0	0
Jun-24	0	0	0	0	0	0	0
Jun-25	0	0	0	0	0	0	0
Jun-26	0	0	0	0	0	0	0
Jun-27	0	0	0	0	0	0	0
Jun-28	0	0	0	0	0	0	0
Jun-29	0	0	0	0	0	0	0
Jun-30	0	0	0	0	0	0	0
Jun-31	0	0	0	0	0	0	0
Jun-32	0	0	0	0	0	0	0
Average Life to Maturity (in years)	10.92	4.81	3.44	2.60	2.06	1.67	1.08
Average Life to Call (in years)[1]	8.26	4.47	3.19	2.40	1.89	1.52	1.01

(1) Calculated using the earlier of the 15% option clean-up call and the Payment Date in June 2012

Schedule of Available Funds and Supplemental Interest Cap Rates (Cash Cap)[1]

PAYMENT DATE	CLASS A CAP	PAYMENT DATE	CLASS A CAP	PAYMENT DATE	CLASS A CAP	PAYMENT DATE	CLASS A CAP
07/20/02	10.81	11/20/06	19.99	03/20/11	22.33	07/20/15	14.82
08/20/02	10.11	12/20/06	20.66	04/20/11	20.18	08/20/15	14.53
09/20/02	10.11	01/20/07	20.00	05/20/11	20.86	09/20/15	14.72
10/20/02	10.45	02/20/07	20.00	06/20/11	20.19	10/20/15	15.41
11/20/02	10.11	03/20/07	22.15	07/20/11	20.87	11/20/15	15.12
12/20/02	10.45	04/20/07	20.01	08/20/11	20.21	12/20/15	15.84
01/20/03	10.11	05/20/07	20.69	09/20/11	20.22	01/20/16	15.56
02/20/03	10.11	06/20/07	20.02	10/20/11	20.90	02/20/16	15.80
03/20/03	11.20	07/20/07	20.70	11/20/11	20.23	03/20/16	17.16
04/20/03	10.11	08/20/07	20.03	12/20/11	20.91	04/20/16	16.33
05/20/03	10.45	09/20/07	20.04	01/20/12	20.25	05/20/16	17.17
06/20/03	10.11	10/20/07	20.71	02/20/12	20.26	06/20/16	16.93
07/20/03	10.45	11/20/07	20.05	03/20/12	21.66	07/20/16	17.84
08/20/03	10.12	12/20/07	20.72	04/20/12	20.27	08/20/16	17.62
09/20/03	10.12	01/20/08	20.06	05/20/12	20.96	09/20/16	18.00
10/20/03	10.45	02/20/08	20.06	06/20/12	20.29	10/20/16	19.02
11/20/03	10.12	03/20/08	21.45	07/20/12	20.98	11/20/16	18.84
12/20/03	10.45	04/20/08	20.08	08/20/12	20.31	12/20/16	19.96
01/20/04	10.12	05/20/08	20.75	09/20/12	20.32	01/20/17	19.83
02/20/04	10.12	06/20/08	20.09	10/20/12	21.01	02/20/17	20.39
03/20/04	10.82	07/20/08	20.76	11/20/12	20.34	03/20/17	23.25
04/20/04	10.12	08/20/08	20.10	12/20/12	21.03	04/20/17	21.67
05/20/04	10.46	09/20/08	20.10	01/20/13	20.36	05/20/17	23.15
06/20/04	10.12	10/20/08	20.78	02/20/13	20.37	06/20/17	23.21
07/20/04	10.46	11/20/08	20.12	03/20/13	22.56	07/20/17	24.90
08/20/04	10.12	12/20/08	20.79	04/20/13	20.39	08/20/17	25.09
09/20/04	10.12	01/20/09	20.13	05/20/13	21.08	09/20/17	26.21
10/20/04	10.46	02/20/09	20.14	06/20/13	20.41	10/20/17	28.38
11/20/04	10.12	03/20/09	22.30	07/20/13	21.10	11/20/17	28.88
12/20/04	10.46	04/20/09	20.15	08/20/13	20.43	12/20/17	31.53
01/20/05	10.12	05/20/09	20.83	09/20/13	20.45	01/20/18	32.39
02/20/05	10.12	06/20/09	20.16	10/20/13	21.14	02/20/18	34.59
03/20/05	11.21	07/20/09	20.84	11/20/13	20.47	03/20/18	41.17
04/20/05	10.12	08/20/09	20.18	12/20/13	21.17	04/20/18	40.30
05/20/05	10.46	09/20/09	20.18	01/20/14	20.50	05/20/18	45.57
06/20/05	10.12	10/20/09	20.86	02/20/14	20.51	06/20/18	48.86
07/20/05	10.82	11/20/09	20.20	03/20/14	22.72	07/20/18	56.79
08/20/05	19.95	12/20/09	20.88	04/20/14	16.58	08/20/18	63.07
09/20/05	19.96	01/20/10	20.21	05/20/14	12.99	09/20/18	74.38
10/20/05	20.63	02/20/10	20.22	06/20/14	12.66	10/20/18	94.29
11/20/05	19.97	03/20/10	22.39	07/20/14	13.18	11/20/18	119.06
12/20/05	20.64	04/20/10	20.23	08/20/14	12.86	12/20/18	179.38
01/20/06	19.97	05/20/10	20.92	09/20/14	12.96		
02/20/06	19.98	06/20/10	20.25	10/20/14	13.50		
03/20/06	22.12	07/20/10	20.93	11/20/14	13.18		
04/20/06	19.99	08/20/10	20.27	12/20/14	13.75		
05/20/06	20.66	09/20/10	20.28	01/20/15	13.43		
06/20/06	20.00	10/20/10	20.96	02/20/15	13.56		
07/20/06	20.64	11/20/10	20.14	03/20/15	15.17		
08/20/06	19.98	12/20/10	20.82	04/20/15	13.85		
09/20/06	19.98	01/20/11	20.16	05/20/15	14.47		
10/20/06	20.65	02/20/11	20.16	06/20/15	14.17		

(1) Run assuming base prepayment speed, no losses and 2 times the 1 month LIBOR rate forward curve as of June 10, 2002 (Source: Bloomberg)

Collateral Summary
As of the Statistical Cut-Off Date

Number of Home Equity Loans	13,293
Total Outstanding Principal Balance	$1,303,539,676
Approximate Minimum Current Principal Balance	$5,374
Approximate Maximum Current Principal Balance	$397,009
Average Current Principal Balance	$98,062
Range of Loan Rates	8.000% to 23.890%
Weighted Average Loan Rate	11.144%
Range of Original Terms to Maturity	60 Months to 360 Months
Weighted Average Original Term to Maturity	317 Months
Range of Remaining Terms to Maturity	14 Months to 358 Months
Weighted Average Remaining Term	299 Months
Range of Combined Loan-to-Value Ratios	7.00% to 115.00%
Weighted Average Combined Loan-to-Value Ratio	100.49%
Weighted Average Borrower FICO Score	629

Original Principal Balances of the Home Equity Loans

ORIGINAL PRINCIPAL BALANCES OF THE HOME EQUITY LOANS	NUMBER OF HOME EQUITY LOANS	AGGREGATE PRINCIPAL BALANCE	% OF HOME EQUITY LOANS BY AGGREGATE PRINCIPAL BALANCE
Up to $50,000.00	3,372	$106,348,071.28	8.16%
50,000.01 - 100,000.00	4,527	323,097,919.80	24.79
100,000.01 - 150,000.00	2,724	329,646,701.53	25.29
150,000.01 - 200,000.00	1,542	261,222,529.61	20.04
200,000.01 - 250,000.00	641	140,772,091.51	10.80
250,000.01 – 300,000.00	308	82,306,671.28	6.31
300,000.01 and above	179	60,145,691.40	4.61
Total:	**13,293**	**$1,303,539,676.41**	**100.00%**

Minimum Original Principal Balance:	$9,997.83
Maximum Original Principal Balance:	$408,817.10
Average Original Principal Balance:	$100,468.61

Current Principal Balances of the Home Equity Loans

CURRENT PRINCIPAL BALANCES OF THE HOME EQUITY LOANS	NUMBER OF HOME EQUITY LOANS	AGGREGATE PRINCIPAL BALANCE	% OF HOME EQUITY LOANS BY AGGREGATE PRINCIPAL BALANCE
Up to $50,000.00	3,615	$117,253,216.67	8.99%
50,000.01 - 100,000.00	4,420	325,073,518.18	24.94
100,000.01 - 150,000.00	2,694	332,064,846.58	25.47
150,000.01 - 200,000.00	1,479	254,168,090.16	19.50
200,000.01 - 250,000.00	621	138,194,746.02	10.60
250,000.01 – 300,000.00	293	79,011,461.81	6.06
300,000.01 and above	171	57,773,796.99	4.43
Total:	**13,293**	**$1,303,539,676.41**	**100.00%**

Minimum Current Principal Balance:	$5,374.39
Maximum Current Principal Balance:	$397,008.75
Average Current Principal Balance:	$98,062.11

Interest Rates of the Home Equity Loans

INTEREST RATE (%)	NUMBER OF HOME EQUITY LOANS	AGGREGATE PRINCIPAL BALANCE	% OF HOME EQUITY LOANS BY AGGREGATE PRINCIPAL BALANCE
8.000 - 8.999	289	$41,894,752.89	3.21%
9.000 - 9.999	1,547	232,678,792.49	17.85
10.000 - 10.999	3,669	466,387,454.19	35.78
11.000 - 11.999	3,394	317,323,530.62	24.34
12.000 - 12.999	1,666	123,310,741.43	9.46
13.000 - 13.999	1,032	55,091,053.58	4.23
14.000 - 14.999	1,017	42,384,458.53	3.25
15.000 - 15.999	438	16,419,103.08	1.26
16.000 - 16.999	143	4,933,599.31	0.38
17.000 - 17.999	69	2,287,864.16	0.18
18.000 - 18.999	20	657,510.89	0.05
19.000 - 19.999	5	99,419.92	0.01
20.000 - 20.999	3	40,675.34	0.00
23.000 - 23.999	1	30,719.98	0.00
Total	**13,293**	**$1,303,539,676.41**	**100.00%**

Minimum Home Equity Coupon Rate:	8.000%
Maximum Home Equity Coupon Rate:	23.890%
Weighted Average Home Equity Coupon Rate:	11.144%

Original Combined LTV Ratios of the Home Equity Loans

ORIGINAL COMBINED LTV RATIO(%)	NUMBER OF HOME EQUITY LOANS	AGGREGATE PRINCIPAL BALANCE	% OF HOME EQUITY LOANS BY AGGREGATE PRINCIPAL BALANCE
0.00 - 30.00	112	$3,948,874.90	0.30%
30.01 - 40.00	100	4,396,606.82	0.34
40.01 - 50.00	173	9,020,963.28	0.69
50.01 - 60.00	236	12,916,692.15	0.99
60.01 - 70.00	368	24,902,078.88	1.91
70.01 - 80.00	636	45,862,530.25	3.52
80.01 - 90.00	1,261	97,474,478.91	7.48
90.01 - 100.00	2,465	221,731,007.86	17.01
100.01 - 110.00	6,291	672,105,701.62	51.56
110.01 - 115.00	1,651	211,180,741.74	16.20
Total:	**13,293**	**$1,303,539,676.41**	**100.00%**

Minimum CLTV:	7.00%
Maximum CLTV:	115.00%
Weighted Average CLTV:	100.49%

Geographic Distribution of Mortgaged Properties of the Home Equity Loans

STATE	NUMBER OF HOME EQUITY LOANS	AGGREGATE PRINCIPAL BALANCE	% OF HOME EQUITY LOANS BY AGGREGATE PRINCIPAL BALANCE
California	2,182	$297,164,186.85	22.80%
New York	1,382	122,444,836.73	9.39
Florida	1,163	106,708,450.45	8.19
Pennsylvania	879	74,239,301.91	5.70
Michigan	773	67,057,088.75	5.14
Maryland	588	62,617,280.72	4.80
New Jersey	479	62,272,684.01	4.78
Virginia	634	60,854,999.76	4.67
Massachusetts	403	43,935,873.74	3.37
Missouri	441	34,446,752.88	2.64
Arizona	276	25,420,908.29	1.95
Tennessee	309	24,314,671.27	1.87
Connecticut	245	22,637,317.93	1.74
Oregon	212	22,373,673.89	1.72
Georgia	307	22,031,789.44	1.69
South Carolina	263	21,497,094.26	1.65
North Carolina	288	21,152,531.96	1.62
Nevada	157	19,673,855.43	1.51
Illinois	296	18,895,705.64	1.45
Alabama	280	17,365,223.79	1.33
Colorado	122	14,846,243.91	1.14
Minnesota	116	13,913,917.52	1.07
Wisconsin	134	13,072,069.31	1.00
Utah	104	12,385,894.58	0.95
Kansas	129	11,779,289.75	0.90
Indiana	163	11,134,512.19	0.85
Idaho	117	10,732,388.74	0.82
New Hampshire	95	9,077,624.31	0.70
Kentucky	120	8,623,184.77	0.66
Delaware	88	8,121,178.29	0.62
Oklahoma	90	6,998,009.57	0.54
Louisiana	86	6,635,653.61	0.51
Rhode Island	57	6,104,775.66	0.47
Iowa	97	5,637,942.42	0.43
New Mexico	61	4,844,129.20	0.37
Nebraska	61	4,720,650.99	0.36
Maine	28	2,931,457.00	0.22
Mississippi	38	2,473,878.58	0.19
Montana	17	1,515,923.70	0.12
Wyoming	5	468,859.74	0.04
South Dakota	3	162,036.70	0.01
Vermont	2	151,333.74	0.01
West Virginia	3	104,494.43	0.01
Total:	**13,293**	**$1,303,539,676.41**	**100.00%**

The mortgaged properties are located in a total of 43 states.

Occupancy Type of the Home Equity Loans

OCCUPANCY TYPE	NUMBER OF HOME EQUITY LOANS	AGGREGATE PRINCIPAL BALANCE	% OF HOME EQUITY LOANS BY AGGREGATE PRINCIPAL BALANCE
Primary Residence	13,191	$1,292,938,615.50	99.19%
Investor Property	102	10,601,060.91	0.81
Total:	**13,293**	**$1,303,539,676.41**	**100.00%**

Lien Priority of the Home Equity Loans

LIEN PRIORITY	NUMBER OF HOME EQUITY LOANS	AGGREGATE PRINCIPAL BALANCE	% OF HOME EQUITY LOANS BY AGGREGATE PRINCIPAL BALANCE
First Lien	9,868	$1,141,917,338.22	87.60%
Second Lien	3,425	161,622,338.19	12.40
Total:	**13,293**	**$1,303,539,676.41**	**100.00%**

Remaining Term to Maturity of the Home Equity Loans

REMAINING TERM TO MATURITY (MONTHS)	NUMBER OF HOME EQUITY LOANS	AGGREGATE PRINCIPAL BALANCE	% OF HOME EQUITY LOANS BY AGGREGATE PRINCIPAL BALANCE
14 – 60	174	$4,318,739.90	0.33%
61 - 120	818	37,261,928.99	2.86
121 - 180	2,683	154,442,361.29	11.85
181 - 240	1,659	135,820,016.74	10.42
241 - 300	466	45,183,433.48	3.47
301 - 360	7,493	926,513,196.01	71.08
Total:	**13,293**	**$1,303,539,676.41**	**100.00%**

Minimum Remaining Term:	14 Months
Maximum Remaining Term:	358 Months
Weighted Average Remaining Term:	299 Months

Year of Origination of the Home Equity Loans

YEAR OF ORIGINATION	NUMBER OF HOME EQUITY LOANS	AGGREGATE PRINCIPAL BALANCE	% OF HOME EQUITY LOANS BY AGGREGATE PRINCIPAL BALANCE
1995 and before	75	$2,443,413.82	0.19%
1996	195	9,300,685.11	0.71
1997	655	31,634,053.96	2.43
1998	1,307	90,491,796.46	6.94
1999	1,817	167,857,463.79	12.88
2000	2,131	199,267,500.45	15.29
2001	4,994	554,900,965.15	42.57
2002	2,119	247,643,797.67	19.00
Total	**13,293**	**$1,303,539,676.41**	**100.00%**

FICO Score of the Home Equity Loans (1) (2)

FICO CREDIT SCORE	NUMBER OF HOME EQUITY LOANS	AGGREGATE PRINCIPAL BALANCE	% OF HOME EQUITY LOANS BY AGGREGATE PRINCIPAL BALANCE
NA	1,750	$129,777,653.75	9.96%
450 - 500	55	5,856,107.60	0.45
501 - 540	420	42,558,397.30	3.26
541 - 580	1,401	135,666,243.19	10.41
581 - 620	3,033	311,725,418.06	23.91
621 - 660	3,685	379,602,585.76	29.12
661 - 700	2,057	212,797,874.62	16.32
701 - 813	892	85,555,396.13	6.56
Total:	**13,293**	**$1,303,539,676.41**	**100.00%**

Minimum FICO Score:	450
Maximum FICO Score:	813
Weighted Average FICO Score:	629

(1) "FICO Credit Scores" are obtained by many mortgage lenders in connection with mortgage loan applications to help assess a borrower's credit-worthiness. FICO Credit Scores are generated by models developed by a third party that analyze data on consumers to establish patterns that are believed to be indicative of the borrower's probability of default. The FICO Credit Score is based on a borrower's historical credit data, including, among other things, payments history, delinquencies on accounts, levels of outstanding indebtedness, length of credit history, types of credit, and bankruptcy experience. FICO Credit Scores range from approximately 250 to approximately 900, with higher scores indicating an individual with a more favorable credit history compared to an individual with a lower score. However, a FICO Credit Score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score. In addition, FICO Credit Scores were developed to indicate a level of default probability over a two-year period that does not correspond to the life of a mortgage loan. Furthermore, FICO Credit Scores were not developed especially for use in connection with mortgage loans, but for consumer loans in general. Therefore, a FICO Credit Score does not take into consideration the effect of mortgage loan characteristics (which may differ from consumer loan characteristics) on the probability of repayment by the borrower. We cannot assure you that a FICO Credit Score will be an accurate predictor of the likely risk or quality of the related mortgage loan.

(2) The FICO Credit Scores presented represent the scores entered into the first borrower's field in HFC's or its subsidiary's electronic records at the time of application. These scores may be the higher or the lower of the FICO Credit Scores for co-borrowers of a home equity loan and may not be the score assigned to the primary obligor on the loan. Household does not use FICO Credit Scores as a primary basis of its credit decisions but evaluates credit-worthiness based upon a proprietary internal credit-scoring model.